SilverCrestGraduates to Toronto Stock Exchange
Trading Commences August 29, 2019

TSX-V: SIL |TSX:SIL |NYSE American: SILV	For Immediate Release

VANCOUVER, BC – August 29, 2019 - SilverCrest Metals Inc. (“SilverCrest" or "the Company") is pleased to announce that the Company will begin trading on the Toronto Stock Exchange ("TSX") on August 29, 2019 following its graduation from the TSX Venture Exchange (the "TSXV"). The common shares of the Company will be concurrently delisted from TSXV upon commencement of trading on TSX. The trading symbol for the common shares of SilverCreston TSX will remain unchanged as"SIL". The common shares of the Company are also listed on NYSE Americanunder the symbol "SILV”.

N. Eric Fier, Chief Executive Officer stated; "We are certainly pleased with this recognition of the growing stature of SilverCrest. The acceptance for trading of our common shares on TSX is another significant milestone in the development of our corporate growth. We expect the higher profile afforded by the TSX will give the Company exposure to new segments of the investment community and provide greater liquidity for those investors wishing to trade the shares of our company".

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries that are being evaluated for economic viability and potential production in the future. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer
SilverCrest Metals Inc.	SilverCrest Metals Inc.
	Contact:	Jacy Zerb, Investor Relations Manager
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.